February 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Profusa, Inc.

Registration Statement on Form S-1 filed on February 13, 2026

File No. 333-293451

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Profusa, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”)  take appropriate action to  accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so that it becomes effective as of 5:00 p.m. Eastern Time on Tuesday, February 17, 2026, or as soon thereafter as possible.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling Joesph Segilia, Esq. at (212) 660-3027, or in his absence, Michael DeDonato, Esq. at (212) 660-3038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Segilia via email at jsegilia@sullivanlaw.com.

[Signature Page to Follow]

Very truly yours,

Profusa, Inc.

By:	/s/ Ben Hwang
Name:	Ben Hwang
Title:	Chief Executive Officer

cc:

Joseph Segilia, Esq., Sullivan & Worcester LLP

Michael DeDonato, Esq., Sullivan & Worcester LLP

Aaron M. Schleicher, Esq., Sullivan & Worcester LLP

[Signature Page to Acceleration Request]